Exhibit 4.8

AMENDMENT TO THE TRADEMARK LICENSE AGREEMENT

AMENDMENT No. 1 (this “Amendment”) dated as of February 27 2009, to the Trademark License Agreement (the “Original Trademark License Agreement”) dated on or around December 27, 2007, between Citigroup Inc., a Delaware corporation (“Citi”), and Banco de Chile, a company organized and existing under the laws of the Republic of Chile (“BCH” and together with Citi, the “Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Trademark License Agreement.

WHEREAS, the Parties have entered into the Original Trademark License Agreement which, among other things and subject to the terms and conditions thereof, permits BCH to use certain Licensed Citi Marks; and

WHEREAS, the Parties wish to amend the Original Trademark License Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and in the Original Trademark License Agreement and for other good and valuable consideration, the receipt and accuracy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1 AMENDMENT

Section 1.1 Quality Control. Section 9(b) of the Original Trademark License Agreement is amended and restated in its entirety as follows:

“b)-1

Each of the BCH Parties acknowledges that it is essential to preserve the goodwill of the Licensed Citi Marks and the integrity of the Authorized Services by maintaining the prestige and high reputation of the Licensed Citi Marks. Accordingly, all Authorized Services provided, advertised, marketed or promoted under or in connection with the Licensed Citi marks shall be of a consistent and high standard of quality, commensurate with the prestige and high reputation of the business conducted by the BCH parties, and shall at all times be compliant with (i) all applicable Laws and policies and procedures and (ii) the high standards of the Chilean financial services market in effect at from time to time. BCH will deliver a certificate that confirms BCH’s compliance with the standards set forth in this paragraph at least once a year signed by a senior officer of the company with knowledge of the representations set forth in such certificate. This certificate shall be delivered to either (i) Citigroup, (ii) the Direction Committee (Comite de Direccion - as such term is used in the Connectivity Agreement), or (iii) such other committee, entity or person as may be agreed between the parties.

b)-2

In addition to the standards set forth in paragraph 9 b)-1, Banco de Chile shall also be at all times compliant with any and all additional quality control standards (including those set forth in one or more of the sub-schedules of Schedule 9) approved from time to time by Citi (after discussion with BCH, whose comments with respect to the same (including, but not limited to, comments related to implementation timelines, cost and local market standards) will be reasonably considered by Citi). These additional quality control standards shall relate exclusively to the Proprietary Products and Services set forth in Schedule 1.(e)-A hereto, as amended from time to time by the parties so as to include additional Proprietary Products and Services. As used herein, “Proprietary Products and Services” includes those products listed on Schedule 1.(e)-A and all other products and services that have been developed by Citi and are being marketed by the BCH Parties and excludes all products and services developed by BCH which are not exclusively marketed under, or identified by, a Citi Licensed Mark and that would reasonably be expected to be considered to be products and services of BCH by the Superintendent of Banks in Chile. The BCH Parties shall cooperate with Citi to permit Citi to review from time to time the Proprietary Products and Services to confirm compliance with the quality control standards.

b)-3

If any of the BCH Parties fails to comply with any of the quality control standards set forth in Section 9b)-1 or those approved by Citi in accordance with Section 9b)-2, Citi shall notify BCH in writing of such non-compliance (specifying in detail the basis for such non-compliance) and, provided that it is reasonable to expect such non-compliance to be cured within 180 days, BCH shall have an initial cure period of 90 days from the date such notice is given to become compliant with the quality control standards specified in the notice. Such initial cure period may be automatically extended by BCH for a second 90 day period if it certifies in writing that it has made reasonable efforts to cure such non-compliance during the initial 90 day cure period and provides a summary of those efforts (a “Cure Period Certificate”). If the BCH Parties fail to become complaint within 180 days after notice of non-compliance is given by Citi, BCH may request in writing at least 10 days before the end of the second cure period that the cure period be extended for an additional 180 days, and Citi shall not unreasonably withhold its consent to such final extension. Concurrently with such request, BCH must also deliver another Cure Period Certificate.

b)-4

The parties acknowledge that the Authorized Services bearing the Licensed Citi Marks will be issued and provided by the BCH Parties and will also be subject to BCH’s own policies and procedures and quality control provisions.”

Section 1.2. Audit Rights. The reference to “Authorized Services” in Section 11 of the Original Trademark Agreement is deleted and replaced by “Proprietary Products and Services”.

Section 1.3. Schedules. Schedule 1.(e)-A, which is attached hereto as Exhibit I to this Amendment, is hereby made a part of the Original Trademark License Agreement.

ARTICLE II: MISCELLANEOUS

Section 2.1 Full Force and Effect. Except as expressly amended by this Amendment, the Original Trademark License Agreement remains unchanged, and the Original Trademark License Agreement, as amended, is hereby ratified, approved and confirmed in all respects as the agreement between the Parties and shall remain in full force and effect.

Section 2.2 Governing Law. This Amendment shall be governed by and construed in accordance with the Requirements of Law of the State of New York without regard to the conflict of law principles of such State.

Section 2.3. Counterparts. This Amendment may be executed by the Parties in multiple counterparts which may be delivered by facsimile transmission. Each counterpart when so executed and delivered shall be deemed an original, and all such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed on its behalf by an authorized officer as of the date first above written.

CITIGROUP INC.

By:
Name:	Manuel Medina Mora
Title:	Presidente y Principal Funcionario Ejecutivo - Latinoamérica

By:
Fernando Quiroz Robles
Title:	Principal Funcionario Ejecutivo del Grupo de Clientes Institucionales Latinoamérica

BANCO DE CHILE

By:
Name:	Fernando Cañas Berkowitz
Title:	Gerente General